Exhibit 99.1

Letter to Shareholders

Q3 2021

November 15, 2021

Dear Shareholders,

At Lilium, we are building radically better ways of moving. Our goal is to transform the way people and goods move by creating a sustainable and accessible mode of high-speed, regional transportation. With our unique, electric vertical takeoff and landing jet technology, Lilium is working to accelerate the decarbonization of air travel and realize a massive new market opportunity.

We have an outstanding team of leaders with proven experience in aerospace program management, technological development, finance and product commercialization. Our route to market launch is further supported by a robust ecosystem of commercial partners, leading aerospace suppliers and global investors.

In mid-September of this year, our company took an important step in its growth and development. With your support, we were able to become a publicly traded company and raise significant capital by completing a business combination with Qell Acquisition Corp. (“Qell”), a related private placement financing (the “PIPE Financing”) and listing on Nasdaq. This has created a strong foundation for the development of the Lilium Jet, an all-electric vertical takeoff and landing aircraft, offering leading capacity to move people and things, low noise and high performance with zero operating emissions. Following completion of the business combination, listing and PIPE Financing, gross proceeds to the company amounted to approximately $584 million. On October 27, 2021, our registration statement on Form F-1, which among other things registers the shares issued pursuant to the PIPE Financing, was declared effective by the Securities and Exchange Commission.

Research analysts from three investment banks have already initiated coverage on the Company (Piper Sandler, Oppenheimer and Barclays). Additional analyst coverage is expected.

In terms of cash utilization, we are on track to achieve our communicated budget target for fiscal year 2021. Spending on business operations for the year through September 30 was on budget at $141.5 million1, and for Q3 2021 amounted to $56.6 million. As of September 30, we had approximately $529 million of cash on hand. In the coming fiscal quarter, we expect cash spending will increase as we progress through the preliminary design review (“PDR”) milestone, our engineering and flight-testing activities accelerate, and we ramp up activities with our aerospace suppliers. We expect the total cash spend for fiscal year 2021 to be in line with our previously communicated estimate of $221 million.

At this time, we are finalizing our 2022 budget. We are closely monitoring the COVID situation, supply chain disruption and the broader inflationary environment, which could put pressure on both our unit costs in the future, as well as the non-recurring payments to our supply chain for tooling and engineering services.

1 Excluding transaction-related costs incurred in connection with our completed business combination with Qell, the PIPE Financing and a minority investment into enabling technology.

Looking on the commercial side, our aircraft and the prospect of emission-free regional aviation continues to advance. In Florida, Lilium’s network plans recently received a further boost, with Palm Beach County’s decision to approve the development of a Vertiport to be built by Ferrovial at Palm Beach International Airport for the exclusive use of Lilium. To our knowledge, this is the first permitted Vertiport by a local government in the United States.

Lilium and Ferrovial continue to expand our partnership outside of Florida. Ferrovial, a Lilium investor and global leader in the development and operation of transportation infrastructure, recently announced plans to deploy a network of 25 Vertiports in the United Kingdom and more than 20 Vertiports across Spain. Ferrovial intends to design their Vertiports in the UK and Spain for the specifications of the Lilium Jet and for use by Lilium’s future operating partners and customers. The expanded partnership and development is expected to give Lilium access to two additional key European markets – the UK and Spain – representing millions of potential customers. Meanwhile, Lilium’s planned German eVTOL network continues to grow, with Stuttgart airport announcing plans this October to join Munich and Nuremberg airports as part of the planned southern German network.

The recent collaboration announcement with ABB on charging infrastructure as well as the planned $1 billion commercial agreement announced earlier with Azul Brazilian Airlines for the sale of 220 of our jets and the establishment of a co-branded network in Brazil further validate our strong business plan and global reach.

The Lilium Jet is now entering into an important development phase, with PDR under way. In this letter, we will be giving you an update on the progress we have made over the last quarter while also looking ahead to some of the macroeconomic and aircraft development challenges we expect to manage in the coming months.

Update on Program Status and Certification - Preliminary Design Review

Since 2015, Lilium has developed and flown five generations of technology demonstrators based on the proprietary Ducted Electric Vectored Thrust architecture of the Lilium Jet. Since 2017, Lilium has been in dialogue with regulators at the European Union Aviation Safety Agency (“EASA”) and the Federal Aviation Authority (“FAA”) to ensure that our program aligns with certification requirements. We started our formal aircraft development program in 2019 and have been applying rigorous aerospace programmatic standards throughout. Lilium is one of only a handful of eVTOL companies that has received a certification basis (CRI-A01), which was granted to us by EASA, in 2020. The certification basis lays out the specific airworthiness requirements to which the Lilium Jet must comply to be viable for commercial operation.

Ducted Electric Vectored Thrust

This November, we entered the PDR phase. During this phase, we seek to gain sufficient confidence that the aircraft architecture will meet airworthiness requirements, deliver performance and operating requirements assumed in the business cases, and be produced at the right quality. External aviation experts participate in the PDR.

What comes next? Completion of PDR gives the green light for engineering to launch detailed design activities and for procurement to make significant financial commitments to suppliers. Additionally, we will accelerate selection and contracting of suppliers, with the goal of engaging with established Tier 1 aerospace suppliers wherever possible in order to further reduce program risk, since each subsystem will need to meet aerospace quality standards to complete certification. As detailed design progresses, we will progressively enter into formal supply contracts for the majority of the bill of material.

In summary, completing PDR is a meaningful milestone in the aircraft product development program. Subsequent milestones on the road to certification, such as the critical design review (CDR), are outlined in detail in the Development Blog we recently posted on our Investor Relations website and which is accessible at https://lilium.com/newsroom-detail/next-steps-on-our-development-journey.

Supplier contracting, cooperation and digitalization

In recent months, we have ramped up our contracting of suppliers for the Lilium Jet program. We are in negotiations with suppliers for various key components and have already secured under contract critical components, including avionics and flight controls with Honeywell, fuselage and wings with Aciturri, and carbon composites with Toray.

As we head into 2022, we will be working towards securing further supplier contracts that will support initial aircraft production and progress towards First Flight (FF) of a fully conforming aircraft. We are also working actively to mitigate supply chain disruption and inflation, which we are seeing in several areas of the supply chain, including raw materials and electronics components.

As announced in July this year, we have signed an agreement with Germany-based Customcells for the production of Lithium-ion batteries and preparations for a series production ramp-up are already progressing. The major requirements for the cells’ production are agreed, and production processes are currently being defined with a special focus on meeting aerospace quality standards. We expect delivery of the first battery cells from Customcells’ series production line next year to support the development program at Lilium.

In developing our battery system, safety remains our top priority. We are performing safety tests at cell and module level. Mastering the challenges associated with the current and next generation of high-energy cells is an essential precondition for Type Certification. In a forthcoming blog, we will be explaining our approach to battery safety in greater detail.

Meanwhile, we are preparing to introduce state-of-the-art digital solutions for key activities. Our close collaboration with Palantir enables us to develop powerful and dedicated data analytics to gain insights and optimize processes. This includes data analytics solutions to enable or de-risk the development and production of our Lilium Jet. For example, our flight test campaign has become more efficient, with tighter feedback loops, by leveraging Palantir’s enterprise operating system, Foundry.

Flight testing progress

Our latest 5th generation technology demonstrator continues to progress in its test campaign. First flight took place in July 2021 and the aircraft has since completed around 25 flights. The aircraft has proved to be extremely reliable for a demonstrator at this stage. These flights have so far tested multiple aspects of the flight envelope, including full exploration of the GPS position-controlled hover envelope at 12 mph (19 km/h) ground speed (forward, backward, lateral); airspeed envelope expansion up to 46 mph (74 km/h) with full maneuverability (climb and descent at 350ft/min, 30° bank angle, acceleration and deceleration at 0.2g); and combined input flights up to 46 mph (74 km/h) (climb and acceleration, descent and turn).

To watch one of our latest test flights with the demonstrator completing a combined inputs maneuvering flight at 46 mph (74 km/h), please go to https://www.youtube.com/watch?v=jqvMXoVZfDw.

We plan to take the test campaign to Spain, which will permit us to expand the flight envelope in more reliable weather conditions and test full / cruising speeds and full transition from vertical to horizontal wing-borne flight. We expect to receive the permit to fly in Spain in early to mid-2022.

Organizational evolution

We have further developed our organization in order to drive coordination across our engineering and development activities and strengthen both Commercial and Procurement activities.

As part of our organizational evolution, Yves Yemsi has been appointed Chief Operating Officer, overseeing Program Management, Procurement, and Manufacturing. Yves brings to the role a wealth of experience in aerospace program quality, operations, supply chain and procurement. Prior to joining Lilium in 2019, Yves spent 16 years at Airbus, where he held various leadership roles, most recently as Head of Quality for the successful Airbus A350 program and as Senior Vice President Procurement at Airbus’ Defence and Space Division. The new COO organization, alongside the strengthened Engineering function, will further integrate important activities which are necessary to drive the development of our first Lilium Jet aircraft.

The Procurement organization has been further enhanced with the appointment of Martin Schübel as SVP Procurement. Over the last 25 years, Martin has held several leadership roles in the procurement organizations of BMW Group and Airbus.

Alex Asseily, an early investor in Lilium and previously Chief Strategy Officer, was appointed Vice Chairman, overseeing commercialization, marketing, culture and organizational design. In this expanded role, Alex will further leverage his expertise as an entrepreneur, founder and innovator in the area of consumer technology. Alex brings two decades of entrepreneurial experience, during which time he founded and developed several successful companies, including tech pioneer Jawbone and women’s health technology innovator Elvie.

We have also strengthened our supporting functions where necessary to adapt to the requirements of a listed company. Within our Finance organization, for example, controlling and accounting functions have been strengthened, in particular with the appointment of Oliver Vogelgesang as Senior Vice President Finance and Controlling. Oliver brings more than twenty-five years of aerospace experience to this role, having served at Airbus in various finance leadership roles, most recently as Senior Vice President Controlling for the A320 Program & Managing Director Finance, Airbus Germany. In addition, our capital market orientation has been enhanced with the appointment of Björn Scheib as our Head of Investor Relations and Capital Markets. Björn brings a wealth of capital markets, entrepreneurial and ESG experience to this role, having founded Fyncon, a capital market advisory, and served for over 20 years at Daimler AG, where he led the Investor Relations function during their multiple stages of transformation.

As of today, the company has a workforce of around 750 people, of which roughly two thirds are working in areas related to program design and program development, with the remainder in supporting functions. We are approaching the point at which we believe we have the required headcount and competences in our organization to deliver on our game-changing program. We attracted and recruited more than 150 employees, many for key roles, in the first three quarters of 2021, having received tens of thousands of applications. We are pleased with the evolution of our organization and will begin to decelerate headcount growth as we move towards around 1,000 employees. Nevertheless, we will continue to target world-class talent from aerospace, automotive and technology.

Summary and Outlook

In short, we are proud of the progress we have made so far this year:

-	We have progressed our aircraft development program as planned into the preliminary design review.
-	Our 5th generation technology demonstrator has performed extremely well in testing, while consistently extending its flight envelope;
-	The ecosystem of our top-tier partners and suppliers, such as Honeywell, Palantir and Ferrovial, continues to expand, with global infrastructure leader ABB now coming on board;
-	Our commercial network plans have been boosted both in Europe and Florida, with infrastructure partners and key regional stakeholders stepping up to advance our expected rollout, and through plans for a $1 billion commercial deal with Azul Brazilian Airlines for 220 of our Lilium Jets;
-	We have secured substantial support from funds managed by leading strategic and long-term financial investors including Atomico, Baillie Gifford, LGT and its affiliate impact investing platform Lightrock, funds and accounts managed by BlackRock, Tencent, Ferrovial, Palantir, Honeywell, FII Institute and private funds affiliated with PIMCO, with aggregate gross proceeds from the business combination with Qell and PIPE investments amounting to approximately $584 million.

In 2022 we will enter an exciting phase in our program, as we intensify the collaboration with aerospace suppliers and commercial partners still further, fly our demonstrator in transition to horizontal wing-borne flight and progress the detailed design of the Lilium Jet.

While challenges remain, we are excited with our progress to date. We are convinced that the Lilium all-electric jet represents an unparalleled market opportunity that will usher in a new era for regional mobility. In the weeks and months ahead, we will continue to inform you of our progress.

/s/ Daniel Wiegand	/s/ Geoff Richardson

Daniel Wiegand, Founder, CEO & Executive Director	Geoff Richardson, CFO

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, commercial operations are projected to begin in 2024. Lilium’s 700+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com. From time to time, we may also use our website for disclosure of material information about our business and operations.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group operates and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) the impact of COVID-19 on the Lilium Group’s business; (ii) the Lilium Group’s ability to realize the anticipated benefits of its recent business combination with Qell; (iii) any disruption in Lilium’s current business plans and operations or potential difficulties in Lilium employee retention as a result of the recent business combination with Qell; (iv) the Lilium Group’s ability to maintain the listing of its securities on the Nasdaq; (v) the market price of Lilium’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and any future changes in its capital structure; (vi) the Lilium Group’s ability to implement its business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities; (vii) the Lilium Group’s and its partners’ inability to achieve anticipated specifications for the Lilium jet and any related infrastructure; (viii) general economic downturns or general systematic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving one of the Lilium Group’s competitors that results in decreased demand for the Lilium Group’s jets or services; (ix) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (x) the Lilium Group may never achieve or sustain profitability; (xi) the Lilium Group will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xii) the Lilium Group may experience difficulties in managing its growth, moving between development phases or expanding its operations; (xiii) third-party suppliers, component manufacturers or service provider partners are not able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect, and impacts from disruptions in the Lilium Group’s supply chains due to the COVID-19 pandemic, inflationary pressures or otherwise; (xiv) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s jets or delays in seeking full certification of all aspects of the Lilium Group’s jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch; (xv) the technology necessary to successfully operate the Lilium Group’s jets and business operations is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xvi) any identified material weaknesses in the Lilium Group’s internal control over financial reporting which, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xvii) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intellectual property or services; (xviii) the Lilium Group’s inability to secure or protect its intellectual property; (xix) any failure of the Lilium Group to agree upon final commercial terms or fail to finalize and enter into definitive documentation relating to any anticipated commercial transactions or strategic alliances with its prospective partners and suppliers, including with Azul; (xx) that the final terms of any commercial transaction or strategic alliance with Lilium’s prospective partners and suppliers, including Azul, may differ, including materially, from the terms currently anticipated; (xxi) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders; and (xxii) currency fluctuation risk related to changes in foreign currency exchange rates from time to time. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. A further list and description of risks, uncertainties and other matters can be found in the section titled “Risk Factors” in our filings with the U.S. Securities and Exchange Commission (“SEC”), all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.